Exhibit 99.2
Shell plc
Three and twelve month periods ended December 31, 2022
Unaudited Condensed Financial Report

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SHELL PLC 4th QUARTER 2022 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Full year
Q4 2022	Q3 2022	Q4 2021	%¹		Reference	2022	2021	%
10,409	6,743	11,461	+54	Income/(loss) attributable to Shell plc shareholders		42,309	20,101	+110
9,814	9,454	6,391	+4	Adjusted Earnings	A	39,870	19,289	+107
20,600	21,512	16,349	-4	Adjusted EBITDA	A	84,289	55,004	+53
22,404	12,539	8,170	+79	Cash flow from operating activities		68,413	45,104	+52
(6,918)	(5,049)	2,579		Cash flow from investing activities		(22,448)	(4,761)
15,486	7,490	10,749		Free cash flow	G	45,965	40,343
7,319	5,426	6,500		Cash capital expenditure	C	24,833	19,698
11,114	9,359	9,701	+19	Operating expenses	F	39,477	35,964	+10
11,037	9,893	9,386	+12	Underlying operating expenses	F	39,456	35,309	+12
16.7%	17.3%	8.8%		ROACE on a Net income basis	D	16.7%	8.8%
15.8%	14.7%	8.5%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D	15.8%	8.5%
44,838	48,343	52,556		Net debt	E	44,838	52,556
18.9%	20.3%	23.1%		Gearing	E	18.9%	23.1%
2,831	2,766	3,142	+2	Total production available for sale (thousand boe/d)		2,864	3,237	-12
1.47	0.93	1.49	+58	Basic earnings per share ($)		5.76	2.59	+122
1.39	1.30	0.83	+7	Adjusted Earnings per share ($)	B	5.43	2.49	+118
0.2875	0.2500	0.2400	+15	Dividend per share ($)		1.0375	0.8935	+16
1.Q4 on Q3 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the third quarter 2022, mainly reflected higher LNG trading and optimisation results, favourable deferred tax movements, partly offset by lower realised oil and gas prices, and higher operating expenses.
Fourth quarter 2022 income attributable to Shell plc shareholders also included net gains of $4.2 billion due to the fair value accounting of commodity derivatives, partly offset by charges of $1.9 billion related to the EU solidarity contribution and the UK Energy Profits Levy, and impairment charges of $0.7 billion. These gains and losses are included in identified items amounting to a net gain of $1.5 billion in the quarter. This compares with identified items in the third quarter 2022 which amounted to a net charge of $1.4 billion.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of positive $0.9 billion.
Cash flow from operating activities for the fourth quarter 2022 was $22.4 billion, and included working capital inflows of $10.4 billion, and tax payments of $4.4 billion. The working capital inflows were mainly driven by higher initial margin inflows, lower prices on crude inventories, a decrease in accounts receivable, and cash relating to joint ventures.
Cash flow from investing activities for the quarter was an outflow of $6.9 billion and included capital expenditure of $6.4 billion.
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Net debt and Gearing: At the end of the fourth quarter 2022, net debt was $44.8 billion, compared with $48.3 billion at the end of the third quarter 2022, mainly reflecting higher free cash flow. Gearing was 18.9% at the end of the fourth quarter 2022, compared with 20.3% at the end of the third quarter 2022, driven by net debt reduction and higher income which resulted in higher equity.
Shareholder distributions
Total shareholder distributions in the quarter amounted to $6.3 billion. Dividends declared to Shell plc shareholders for the fourth quarter 2022 amount to $0.2875 per share. Shell has now completed the $4 billion of share buybacks announced in the third quarter 2022 results announcement. Today, Shell announces a share buyback programme of $4 billion which is expected to be completed by the first quarter 2023 results announcement.
Full Year Analysis1
Full year income attributable to Shell plc shareholders, compared with the full year 2021, reflected higher realised prices, higher refining margins, and higher trading and optimisation results (mainly related to Integrated Gas, Chemicals and Products and Renewables and Energy Solutions), partly offset by lower volumes, and lower chemicals margins.
Full year 2022 income attributable to Shell plc shareholders also included net gains of $3.4 billion due to the fair value accounting of commodity derivatives, charges of $2.3 billion related to the EU solidarity contribution and the UK Energy Profits Levy, and net impairment reversals of $0.7 billion. These gains and losses are included in identified items amounting to a net gain of $1.2 billion in the full year 2022. This compares with identified items in the full year 2021 which amounted to a net charge of $2.2 billion.
Adjusted Earnings and Adjusted EBITDA2 for the full year 2022 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of negative $1.2 billion.
Cash flow from operating activities for the full year 2022 was $68.4 billion, and reflected working capital outflows of $5.4 billion, and tax payments of $13.1 billion.
Cash flow from investing activities for the full year 2022 was an outflow of $22.4 billion and included capital expenditure of $22.6 billion.
This announcement, together with supplementary financial and operational disclosure and a separate press release for this quarter, is available at www.shell.com/investors3.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
3.Not incorporated by reference.
FOURTH QUARTER 2022 PORTFOLIO DEVELOPMENTS
Withdrawal from Russian oil and gas activities
We refer to Note 8 to the Condensed Consolidated Financial Statements.
Integrated Gas
In October 2022, QatarEnergy selected us as a partner in the North Field South LNG project in Qatar. Shell will obtain a 9.375% participating interest in the 16 mtpa project.
Upstream
In November 2022, we completed the sale of our 100% shareholding in Shell Philippines Exploration B.V. to Malampaya Energy XP Pte Ltd.
In December 2022, we announced that Sarawak Shell Berhad, a subsidiary of Shell plc, had agreed to sell its stake in two offshore production-sharing contracts in the Baram Delta to Petroleum Sarawak Exploration & Production Sdn. Bhd.
Marketing
In November 2022, we agreed to acquire 100% shareholding of Nature Energy Biogas A/S for nearly $2 billion. The transaction is subject to regulatory approvals and is expected to close in the first quarter 2023.
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Chemicals and Products
In October 2022, we announced that Shell USA, Inc. and Shell Midstream Partners, L.P. had completed the definitive agreement and plan of merger announced in July 2022, pursuant to which Shell USA, Inc. acquired all of the common units representing limited partner interests in Shell Midstream Partners, L.P. not held by Shell USA, Inc. or its affiliates.
In November 2022, we announced the commencement of operations at our Pennsylvania Chemical project, Shell Polymers Monaca.
Renewables and Energy Solutions
In December 2022, we announced that Shell and Eneco had won the tender to develop a 760 MW offshore wind farm at Hollandse Kust (west) VI in the Netherlands.

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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Full year
Q4 2022	Q3 2022	Q4 2021	%¹		Reference	2022	2021	%
5,293	5,736	4,771	-8	Segment earnings		22,212	8,060	+176
(675)	3,417	735		Of which: Identified items	A	6,075	(988)
5,968	2,319	4,036	+157	Adjusted Earnings	A	16,137	9,048	+78
8,332	5,393	6,091	+55	Adjusted EBITDA	A	26,569	16,754	+59
6,409	6,664	6,542	-4	Cash flow from operating activities		27,692	13,210	+110
1,527	956	1,014		Cash capital expenditure	C	4,265	3,502
123	123	154	0	Liquids production available for sale (thousand b/d)		128	169	-25
4,607	4,645	4,777	-1	Natural gas production available for sale (million scf/d)		4,600	4,842	-5
917	924	978	-1	Total production available for sale (thousand boe/d)		921	1,004	-8
6.78	7.24	7.94	-6	LNG liquefaction volumes (million tonnes)		29.68	30.98	-4
16.82	15.66	16.72	+7	LNG sales volumes (million tonnes)		65.98	64.20	+3
1.Q4 on Q3 change
The Integrated Gas segment includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. The segment includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver gas and liquids to market as well as the marketing, trading and optimisation of LNG, including LNG as a fuel for heavy-duty vehicles.
Quarter Analysis1
Segment earnings, compared with the third quarter 2022, reflected the net effect of higher contributions from trading and optimisation and realised prices (increase of $2,855 million), and favourable deferred tax movements (increase of $516 million), partly offset by lower volumes (decrease of $363 million) mainly reflecting longer than expected maintenance at Prelude and operational issues at QGC. The trading and optimisation contributions were driven by seasonality combined with capturing optimisation opportunities generated through the scale and scope of our LNG trading portfolio.
Fourth quarter 2022 segment earnings also included charges of $708 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases and sales. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These charges are part of identified items and compare with the third quarter 2022 which included gains of $3,419 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by net cash outflows related to derivatives (outflow of $949 million), and tax payments (outflow of $712 million).
Total oil and gas production, compared with the third quarter 2022, decreased by 1% mainly due to longer maintenance at Prelude, and operational issues at QGC, partly offset by a comparative gain related to "Protected Industrial Actions" at Prelude in the third quarter. LNG liquefaction volumes decreased by 6% mainly due to higher unplanned maintenance, and lower feedgas supply, partly offset by a comparative gain related to "Protected Industrial Actions" at Prelude in the third quarter.
Full Year Analysis1
Segment earnings, compared with the full year 2021, reflected the combined effect of higher realised prices and higher contributions from trading and optimisation (increase of $8,588 million), partly offset by lower volumes (decrease of $1,295 million) and higher operating expenses (increase of $478 million).
Full year 2022 segment earnings also included gains of $6,273 million due to the fair value accounting of commodity derivatives and net impairment reversals of $779 million, partly offset by other impacts of $608 million, which mainly comprised loan write-downs, and charges of $387 million due to provisions for onerous contracts. These gains and losses are part of identified items and compare with the full year 2021 which included losses of $1,423 million due to the fair value
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accounting of commodity derivatives and impairment charges of $395 million, partly offset by gains of $1,097 million related to the sale of assets.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the full year 2022 was primarily driven by Adjusted EBITDA and net cash inflows related to derivatives (inflow of $6,104 million), partly offset by tax payments (outflow of $2,824 million) and working capital movements (outflow of $1,412 million).
Total oil and gas production, compared with the full year 2021, decreased by 8% mainly due to derecognition of Sakhalin-related volumes, production-sharing contract effects, partly offset by new field ramp-up in Trinidad and Tobago. LNG liquefaction volumes decreased by 4% mainly due to the derecognition of Sakhalin-related volumes, and lower feedgas supply, partly offset by lower maintenance.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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UPSTREAM

Quarters				$ million		Full year
Q4 2022	Q3 2022	Q4 2021	%¹		Reference	2022	2021	%
1,380	5,357	4,914	-74	Segment earnings		16,223	9,603	+69
(1,681)	(539)	2,077		Of which: Identified items	A	(1,096)	1,587
3,061	5,896	2,838	-48	Adjusted Earnings	A	17,319	8,015	+116
9,418	12,539	8,446	-25	Adjusted EBITDA	A	42,100	27,170	+55
7,224	8,343	6,974	-13	Cash flow from operating activities		29,641	21,562	+37
1,845	1,733	1,504		Cash capital expenditure	C	8,143	6,168
1,331	1,273	1,456	+5	Liquids production available for sale (thousand b/d)		1,333	1,515	-12
3,067	2,995	3,799	+2	Natural gas production available for sale (million scf/d)		3,272	3,845	-15
1,859	1,789	2,110	+4	Total production available for sale (thousand boe/d)		1,897	2,178	-13
1.Q4 on Q3 change
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Segment earnings, compared with the third quarter 2022, were mainly driven by lower oil and gas prices (decrease of $1,849 million) and the comparative adverse impacts of the one-off non-cash provision release (decrease of $503 million) and storage transfer effects, included in the share of profit of joint ventures and associates (decrease of $609 million), in the third quarter.
Fourth quarter 2022 segment earnings also included charges of $1,385 million relating to the EU solidarity contribution and $441 million relating to the UK Energy Profits Levy, partly offset by gains of $304 million due to the fair value accounting of commodity derivatives. These gains and losses are part of identified items, and compare with the third quarter 2022 which included a gain of $312 million due to the impact of the discount rate change on provisions and charges of $361 million relating to the UK Energy Profits Levy and an impairment charge of $303 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by tax payments of $3,364 million.
Total production, compared with the third quarter 2022, increased mainly due to lower scheduled maintenance and lower unscheduled deferment.
Full Year Analysis1
Segment earnings, compared with the full year 2021, mainly reflected higher realised oil and gas prices (increase of $8,838 million) and a gain of $1,066 million relating to storage and working gas transfer effects, partly offset by lower volumes (reduction of $2,458 million), mainly as a result of divestments.
Full year 2022 segment earnings also included a gain from net impairment reversals of $853 million and charges of $1,385 million relating to the EU solidarity contribution and $802 million relating to the UK Energy Profits Levy. These gains and losses are part of identified items, and compare with the full year 2021 which included a net gain of $3,261 million related to the sale of assets (mainly related to the sale of the Permian business in the USA), partly offset by impairment charges of $633 million, losses of $393 million due to the fair value accounting of commodity derivatives, and legal provisions of $287 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the full year 2022 was primarily driven by Adjusted EBITDA, partly offset by the timing impact of dividends from joint ventures and associates of $2,650 million and tax payments of $9,423 million.
Total production, compared with the full year 2021, decreased due to the impact of divestments and scheduled maintenance. The impact of field decline was more than offset by growth from new fields.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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MARKETING

Quarters				$ million		Full year
Q4 2022	Q3 2022	Q4 2021	%¹		Reference	2022	2021	%
375	757	471	-51	Segment earnings²		2,133	3,536	-40
(72)	(63)	(140)		Of which: Identified items	A	(622)	68
446	820	611	-46	Adjusted Earnings²	A	2,754	3,468	-21
1,045	1,505	1,125	-31	Adjusted EBITDA[2]	A	5,324	6,021	-12
1,062	2,299	1,218	-54	Cash flow from operating activities		2,376	5,019	-53
1,993	746	829		Cash capital expenditure	C	4,831	2,273
2,543	2,581	2,522	-1	Marketing sales volumes (thousand b/d)		2,503	2,433	+3
1.Q4 on Q3 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, shipping, commercial road transport and agricultural sectors.
Quarter Analysis1
Segment earnings, compared with the third quarter 2022, reflected lower Marketing margins (decrease of $201 million) mainly driven by seasonal impacts in Mobility, and higher operating expenses (increase of $177 million).
Fourth quarter 2022 segment earnings also included impairment charges of $85 million. These charges are part of identified items.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, working capital inflows of $231 million, and dividends from joint ventures and associates of $108 million, partly offset by tax payments of $160 million and non-cash cost-of-sales adjustments of $123 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the third quarter 2022, decreased mainly due to seasonal effects.
Full Year Analysis1
Segment earnings, compared with the full year 2021, reflected higher operating expenses (increase of $704 million) including the effects of higher volumes, partly offset by higher Marketing margins (increase of $171 million).
Full year 2022 segment earnings also included net losses of $321 million from impairments, net losses of $135 million related to the sale of assets, and provisions for onerous contracts of $62 million. These net losses are part of identified items and compare with the full year 2021 which included gains of $290 million mainly related to the dilution of Shell's interest in the Raizen joint venture, charges of $109 million related to redundancy and restructuring costs, and impairment charges of $106 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the full year 2022 was primarily driven by Adjusted EBITDA, and non-cash cost-of-sales adjustments of $568 million, partly offset by working capital outflows of $3,074 million, and tax payments of $494 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the full year 2021, increased mainly due to demand recovery in Aviation (within Sectors & Decarbonisation).
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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CHEMICALS AND PRODUCTS

Quarters				$ million		Full year
Q4 2022	Q3 2022	Q4 2021	%¹		Reference	2022	2021	%
332	980	(3)	-66	Segment earnings²		4,515	404	+1018
(412)	208	127		Of which: Identified items	A	(204)	(1,712)
744	772	(130)	-4	Adjusted Earnings²	A	4,719	2,115	+123
1,574	1,797	741	-12	Adjusted EBITDA[2]	A	8,561	5,635	+52
3,119	3,385	(1,572)	-8	Cash flow from operating activities		12,906	3,709	+248
786	828	1,410		Cash capital expenditure	C	3,838	5,175
1,434	1,434	1,348	0	Refinery processing intake (thousand b/d)		1,402	1,639	-14
1,800	1,803	1,929	0	Refining & Trading sales volumes (thousand b/d)		1,700	2,026	-16
3,017	2,879	3,475	5	Chemicals sales volumes (thousand tonnes)		12,281	14,216	-14
1.Q4 on Q3 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the Pipeline business, Trading of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Segment earnings, compared with the third quarter 2022, reflected higher operating expenses (increase of $213 million), and higher depreciation charges (increase of $101 million), with both operating expenses and depreciation including the start-up of operations at Shell Polymers Monaca. These increases were partly offset by favourable deferred tax movements (increase of $230 million). Margins were in line with the third quarter 2022, with higher Refining margins offset by lower contributions from trading and optimisation.
Fourth quarter 2022 segment earnings also included losses of $214 million due to the fair value accounting of commodity derivatives, legal provisions of $86 million, impairment charges of $84 million and tax charges relating to the EU solidarity contribution of $74 million. These charges are part of identified items, and compare with the third quarter 2022 which included gains of $226 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. Adjusted Earnings for the fourth quarter were a loss of $688 million for Chemicals and earnings of $1,432 million for Products.
Cash flow from operating activities for the quarter was primarily driven by working capital inflows of $3,074 million, Adjusted EBITDA, and dividends from joint ventures and associates of $176 million, partly offset by non-cash cost-of-sales adjustments of $1,108 million, the timing of payments relating to emissions and biofuel programmes of $384 million, and tax payments of $217 million.
Chemicals manufacturing plant utilisation was 75% (previous methodology: 69%) compared with 76% (previous methodology: 70%) in the third quarter 2022.
Refinery utilisation was 90% (previous methodology: 77%) compared with 88% (previous methodology: 79%) in the third quarter 2022, due to lower unplanned maintenance.
With effect from the second quarter 2022, the methodology applied in calculating both Chemicals manufacturing plant utilisation and Refinery utilisation has been revised to further align with industry disclosures. The revisions include moving from stream days capacity (defined as the maximum throughput, excluding the impact of maintenance or operational outages) to calendar days capacity (defined as the throughput including typical limitations such as maintenance over an extended period of time). Furthermore, Refinery utilisation is now specific to the capacity of the crude distillation unit (except for Scotford Refinery which uses the capacity of the hydrocracker), and no longer the capacity across all refinery units.
Full Year Analysis1
Segment earnings, compared with the full year 2021, reflected higher Products margins (increase of $5,721 million) reflecting higher Refining margins and higher contributions from trading and optimisation, lower tax charges (decrease of $300 million),
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as well as lower depreciation charges (decrease of $175 million). These were partly offset by lower Chemicals margins (decrease of $2,705 million) and higher operating expenses (increase of $822 million).
Full year 2022 segment earnings also included impairment charges of $226 million, legal provisions of $149 million, losses of $147 million related to the fair value accounting of commodity derivatives, tax charges relating to the EU solidarity contribution of $74 million, gains of $223 million related to the sale of assets, and gains of $104 million related to the remeasurement of redundancy and restructuring costs. These gains and losses are part of identified items, and compare with the full year 2021 which included impairment charges of $1,814 million, charges of $82 million related to provisions for onerous contracts, and gains of $160 million related to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. Adjusted Earnings for the full year 2022 were a loss of $1,371 million for Chemicals and earnings of $6,090 million for Products.
Cash flow from operating activities for the full year 2022 was primarily driven by Adjusted EBITDA, non-cash cost-of-sales adjustments of $1,187 million, the timing of payments relating to emissions and biofuel programmes of $1,169 million, working capital inflows of $757 million, dividends from joint ventures and associates of $694 million, and a long-term payable for a volume purchase contract of $507 million.
Chemicals manufacturing plant utilisation was 79% (previous methodology: 72%) compared with 85% (previous methodology: 78%) in the full year 2021, due to higher turnarounds and optimisation for the low-margin environment during the full year 2022.
Refinery utilisation was 86% (previous methodology: 74%) compared with 80% (previous methodology: 72%) in the full year 2021, due to lower unplanned maintenance, and lower turnarounds.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Full year
Q4 2022	Q3 2022	Q4 2021	%¹		Reference	2022	2021	%
4,673	(4,023)	1,894	+216	Segment earnings		(1,059)	(1,514)	+30
4,379	(4,406)	1,851		Of which: Identified items	A	(2,805)	(1,272)
293	383	43	-23	Adjusted Earnings	A	1,745	(243)	+819
396	530	80	-25	Adjusted EBITDA	A	2,459	(21)	+11923
2,674	(8,051)	(5,236)	+133	Cash flow from operating activities		(6,394)	451	-1518
1,076	1,086	1,617		Cash capital expenditure	C	3,469	2,359
66	67	59	-2	External power sales (terawatt hours)[2]		243	247	-2
241	157	249	+53	Sales of pipeline gas to end-use customers (terawatt hours)[3]		843	899	-6
1.Q4 on Q3 change
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
The Renewables and Energy Solutions segment includes Shell’s Integrated Power activities, comprising electricity generation, marketing, trading and optimisation of power and pipeline gas, and digitally enabled customer solutions. The segment also includes production and marketing of hydrogen, development of commercial carbon capture & storage hubs, trading of carbon credits and investment in nature-based projects that avoid or reduce carbon.
Quarter Analysis1
Segment earnings, compared with the third quarter 2022, reflected higher trading and optimisation results mainly driven by the European market, partly offset by the American market as significant price volatility continued. The fourth quarter 2022 also included higher operating expenses.
Fourth quarter 2022 segment earnings also included net gains of $4,748 million due to the fair value accounting of commodity derivatives, and impairment charges of $361 million mainly in Europe. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These net gains are part of identified items and compare with the third quarter 2022 which included net losses of $4,414 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by working capital movements (inflow of $3,579 million), and Adjusted EBITDA, partly offset by net cash outflows related to derivatives (outflow of $1,322 million).
Full Year Analysis1

Segment earnings, compared with the full year 2021, reflected higher trading and optimisation results for gas and power mainly in Europe driven by price volatility, partly offset by higher operating expenses as a result of business growth and acquisitions.
Full year 2022 segment earnings also included net losses of $2,443 million due to the fair value accounting of commodity derivatives, and impairment charges of $361 million mainly in Europe. These losses are part of identified items and compare with the full year 2021 which included net losses of $1,219 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the full year 2022 was primarily driven by net cash outflows related to derivatives (outflow of $4,998 million), and working capital movements (outflow of $3,676 million), partly offset by Adjusted EBITDA.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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Additional Growth Measures

Quarters					Full year
Q4 2022	Q3 2022	Q4 2021	%¹		2022	2021	%
				Renewable power generation capacity (gigawatt):
2.2	2.2	0.7	+2	– In operation[2]	2.2	0.7	+220
4.2	3.0	2.3	+38	– Under construction and/or committed for sale[3]	4.2	2.3	+85
1.Q4 on Q3 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained and prior period comparatives have been revised accordingly.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained and prior period comparatives have been revised accordingly.

CORPORATE

Quarters			$ million		Full year
Q4 2022	Q3 2022	Q4 2021		Reference	2022	2021
(654)	(543)	(859)	Segment earnings		(2,461)	(2,606)
(28)	28	30	Of which: Identified items	A	(90)	81
(626)	(571)	(889)	Adjusted Earnings	A	(2,371)	(2,686)
(164)	(251)	(133)	Adjusted EBITDA	A	(725)	(554)
1,916	(100)	245	Cash flow from operating activities		2,192	1,154
The Corporate segment covers the non-operating activities supporting Shell, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Segment earnings, compared with the third quarter 2022, reflected unfavourable movements in the net interest expense, partly offset by favourable currency exchange rate effects.
Adjusted EBITDA2 was mainly driven by favourable currency exchange effects.
Full Year Analysis1
Segment earnings, compared with the full year 2021, reflected by favourable movements in the net interest expense, partly offset by lower tax credits and unfavourable currency exchange rate effects.
Adjusted EBITDA was mainly driven by unfavourable currency exchange effects.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
PRELIMINARY RESERVES UPDATE
When final volumes are reported in the 2022 Annual Report and Accounts and 2022 Form 20-F, Shell expects that SEC proved oil and gas reserves additions before taking into account production will be approximately 1.3 billion boe, and that 2022 production will be approximately 1.1 billion boe. As a result, total proved reserves on an SEC basis are expected to be approximately 9.6 billion boe. Acquisitions and divestments of 2022 reserves are expected to account for a net increase of approximately 1.0 billion boe.
The proved Reserves Replacement Ratio on an SEC basis is expected to be 120% for the year and 58% for the 3-year average. Excluding the impact of acquisitions and divestments, the proved Reserves Replacement Ratio is expected to be 26% for the year and 39% for the 3-year average.
Further information will be provided in the 2022 Annual Report and Accounts and 2022 Form 20-F, which are expected to be filed in March 2023.
OUTLOOK FOR THE FIRST QUARTER 2023
Cash capital expenditure is expected to be within the $23 - 27 billion range for the full year.
Shell plc            Unaudited Condensed Financial Report            12

Integrated Gas production is expected to be approximately 910 - 970 thousand boe/d. LNG liquefaction volumes are expected to be approximately 6.6 - 7.2 million tonnes.
Upstream production is expected to be approximately 1,750 - 1,950 thousand boe/d.
Marketing sales volumes are expected to be approximately 2,150 - 2,650 thousand b/d.
Refinery utilisation is expected to be approximately 87% - 95%. Chemicals manufacturing plant utilisation is expected to be approximately 68% - 76%. The utilisation ranges presented use the revised methodology (please refer to 'Chemicals and Products' in the 'Performance by Segment' section).
Corporate Adjusted Earnings are expected to be a net expense of approximately $400 - $600 million in the first quarter 2023 and a net expense of approximately $1,700 - $2,300 million for the full year 2023. This excludes the impact of currency exchange rate effects.
FORTHCOMING EVENTS
The “Shell LNG Outlook 2023” event is scheduled on February 16, 2023. The “Annual ESG Update” event is scheduled on March 22, 2023. First quarter 2023 results and dividends are scheduled to be announced on May 4, 2023. The Annual General Meeting is scheduled on May 23, 2023. The “Capital Markets Day 2023” event is scheduled on June 14, 2023. Second quarter 2023 and half year results and dividends are scheduled to be announced on July 27, 2023. Third quarter 2023 results and dividends are scheduled to be announced on November 2, 2023.
Shell plc            Unaudited Condensed Financial Report            13

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
101,303	95,749	85,280	Revenue[1,4]	381,314	261,504
(268)	2,512	975	Share of profit/(loss) of joint ventures and associates[4]	3,972	4,097
160	498	3,968	Interest and other income/(expenses)[2,4]	915	7,056
101,195	98,759	90,223	Total revenue and other income/(expenses)	386,201	272,657
65,489	70,684	56,566	Purchases	258,488	174,912
7,220	5,910	6,530	Production and manufacturing expenses	25,518	23,822
3,491	3,229	2,867	Selling, distribution and administrative expenses[4]	12,883	11,328
403	220	304	Research and development	1,075	815
649	424	280	Exploration	1,712	1,423
6,459	6,124	6,445	Depreciation, depletion and amortisation[2,4]	18,529	26,921
1,040	734	963	Interest expense	3,181	3,607
84,752	87,324	73,954	Total expenditure	321,387	242,828
16,443	11,435	16,269	Income/(loss) before taxation	64,814	29,829
5,975	4,587	4,665	Taxation charge/(credit)	21,941	9,199
10,469	6,848	11,604	Income/(loss) for the period¹	42,873	20,630
59	104	144	Income/(loss) attributable to non-controlling interest	565	529
10,409	6,743	11,461	Income/(loss) attributable to Shell plc shareholders	42,309	20,101
1.47	0.93	1.49	Basic earnings per share ($)[3]	5.76	2.59
1.46	0.92	1.48	Diluted earnings per share ($)[3]	5.71	2.57
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
3.    See Note 3 “Earnings per share”.
4.    See Note 8 “Withdrawal from Russian oil and gas activities”.
Shell plc            Unaudited Condensed Financial Report            14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
10,469	6,848	11,604	Income/(loss) for the period	42,873	20,630
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
2,855	(3,456)	(193)	– Currency translation differences	(2,986)	(1,413)
12	(25)	(11)	– Debt instruments remeasurements	(78)	(28)
(345)	(57)	(129)	– Cash flow hedging gains/(losses)	(232)	21
(264)	183	86	– Net investment hedging gains/(losses)	180	295
(32)	11	(1)	– Deferred cost of hedging	200	(39)
77	30	59	– Share of other comprehensive income/(loss) of joint ventures and associates	274	(109)
2,303	(3,315)	(190)	Total	(2,642)	(1,273)
			Items that are not reclassified to income in later periods:
(2,090)	126	604	– Retirement benefits remeasurements	5,466	7,198
(37)	(21)	121	– Equity instruments remeasurements	(491)	145
(227)	12	30	– Share of other comprehensive income/(loss) of joint ventures and associates	(253)	3
(2,354)	117	755	Total	4,722	7,346
(51)	(3,198)	564	Other comprehensive income/(loss) for the period	2,080	6,073
10,417	3,649	12,169	Comprehensive income/(loss) for the period	44,953	26,703
114	(38)	118	Comprehensive income/(loss) attributable to non-controlling interest	621	468
10,303	3,687	12,051	Comprehensive income/(loss) attributable to Shell plc shareholders	44,333	26,235

Shell plc            Unaudited Condensed Financial Report            15

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	December 31, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets	25,701	24,693
Property, plant and equipment	198,642	194,932
Joint ventures and associates	23,864	23,415
Investments in securities	3,362	3,797
Deferred tax[1]	7,815	12,426
Retirement benefits[1]	10,200	8,471
Trade and other receivables	6,920	7,065
Derivative financial instruments²	582	815
	277,087	275,614
Current assets
Inventories	31,894	25,258
Trade and other receivables	66,510	53,208
Derivative financial instruments²	24,437	11,369
Cash and cash equivalents	40,246	36,970
	163,087	126,805
Assets classified as held for sale[1]	2,850	1,960
	165,937	128,765
Total assets	443,024	404,379
Liabilities
Non-current liabilities
Debt	74,794	80,868
Trade and other payables	3,432	2,075
Derivative financial instruments²	3,563	887
Deferred tax[1]	16,186	12,547
Retirement benefits[1]	7,296	11,325
Decommissioning and other provisions[1]	23,845	25,804
	129,117	133,506
Current liabilities
Debt	9,001	8,218
Trade and other payables	79,357	63,173
Derivative financial instruments²	23,779	16,311
Income taxes payable	4,869	3,254
Decommissioning and other provisions	2,910	3,338
	119,916	94,294
Liabilities directly associated with assets classified as held for sale[1]	1,395	1,253
	121,310	95,547
Total liabilities	250,427	229,053
Equity attributable to Shell plc shareholders	190,471	171,966
Non-controlling interest[1]	2,126	3,360
Total equity	192,597	175,326
Total liabilities and equity	443,024	404,379
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Financial Report            16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest		Total equity
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360		175,326
Comprehensive income/(loss) for the period	—	—	2,024	42,309	44,333	621		44,953
Transfer from other comprehensive income	—	—	(34)	34	—	—		—
Dividends³	—	—	—	(7,283)	(7,283)	(206)		(7,489)
Repurchases of shares[4]	(57)	—	57	(18,547)	(18,547)	—		(18,547)
Share-based compensation	—	(116)	176	131	190	—		190
Other changes	—	—	—	(187)	(187)	(1,650)	[5]	(1,838)
At December 31, 2022	584	(727)	21,131	169,482	190,471	2,126		192,597
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227		158,537
Comprehensive income/(loss) for the period	—	—	6,134	20,101	26,235	468		26,703
Transfer from other comprehensive income	—	—	(45)	45	—	—		—
Dividends[3]	—	—	—	(6,321)	(6,321)	(348)		(6,669)
Repurchases of shares	(10)	—	10	(3,513)	(3,513)	—		(3,513)
Share-based compensation	—	99	58	93	250	—		250
Other changes	—	—	—	5	5	13		18
At December 31, 2021	641	(610)	18,909	153,026	171,966	3,360		175,326
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.
5.    See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
Shell plc            Unaudited Condensed Financial Report            17

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				$ million	Full year
Q4 2022		Q3 2022	Q4 2021		2022	2021
16,443		11,435	16,269	Income before taxation for the period	64,814	29,829
				Adjustment for:
596		389	819	– Interest expense (net)	2,135	3,096
6,459		6,124	6,445	– Depreciation, depletion and amortisation[1]	18,529	26,921
395		218	72	– Exploration well write-offs	881	639
(21)		(93)	(3,679)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(642)	(5,995)
268		(2,512)	(975)	– Share of (profit)/loss of joint ventures and associates	(3,972)	(4,097)
1,413		814	1,611	– Dividends received from joint ventures and associates	4,398	3,929
2,902		484	(860)	– (Increase)/decrease in inventories	(8,360)	(7,319)
5,179		(98)	(6,799)	– (Increase)/decrease in current receivables	(8,989)	(20,567)
2,308		(4,544)	4,688	– Increase/(decrease) in current payables	11,915	17,519
(7,669)		3,334	(6,592)	– Derivative financial instruments	(2,619)	5,882
135		(87)	(27)	– Retirement benefits	417	16
218		(744)	176	– Decommissioning and other provisions	35	(76)
(1,850)		1,258	(1,236)	– Other[1]	2,991	803
(4,372)		(3,438)	(1,743)	Tax paid	(13,120)	(5,476)
22,404		12,539	8,170	Cash flow from operating activities	68,413	45,104
(6,417)		(5,268)	(6,236)	Capital expenditure	(22,600)	(19,000)
(860)		(95)	(145)	Investments in joint ventures and associates	(1,973)	(479)
(42)		(63)	(120)	Investments in equity securities	(261)	(218)
52		39	8,843	Proceeds from sale of property, plant and equipment and businesses	1,431	14,233
119		203	137	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	511	584
65		36	151	Proceeds from sale of equity securities	117	296
401		253	121	Interest received	906	423
518		496	489	Other investing cash inflows	2,060	2,928
(754)		(650)	(662)	Other investing cash outflows	(2,641)	(3,528)
(6,918)		(5,049)	2,579	Cash flow from investing activities	(22,448)	(4,761)
(248)		(206)	(32)	Net increase/(decrease) in debt with maturity period within three months	318	14
				Other debt:
31		103	1,602	– New borrowings	269	1,791
(2,217)		(1,171)	(7,850)	– Repayments	(8,460)	(21,534)
(1,183)		(747)	(1,258)	Interest paid	(3,677)	(4,014)
356		(843)	(391)	Derivative financial instruments	(1,799)	(1,165)
(1,974)	[1]	4	—	Change in non-controlling interest	(1,965)	19
				Cash dividends paid to:
(1,785)		(1,818)	(1,838)	– Shell plc shareholders[2]	(7,405)	(6,253)
(42)		(54)	(42)	– Non-controlling interest	(206)	(348)
(4,474)		(4,950)	(1,703)	Repurchases of shares	(18,437)	(2,889)
(542)		(25)	(254)	Shares held in trust: net sales/(purchases) and dividends received	(593)	(285)
(12,078)		(9,707)	(11,764)	Cash flow from financing activities	(41,954)	(34,664)
860		(774)	(87)	Effects of exchange rate changes on cash and cash equivalents	(736)	(539)
4,268		(2,992)	(1,102)	Increase/(decrease) in cash and cash equivalents	3,275	5,140
35,978		38,970	38,073	Cash and cash equivalents at beginning of period	36,970	31,830
40,246		35,978	36,970	Cash and cash equivalents at end of period	40,246	36,970
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
Shell plc            Unaudited Condensed Financial Report            18

2. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 228 to 283) and Form 20-F (pages 204 to 261) for the year ended December 31, 2021 as filed with the Registrar of Companies for England and Wales, the Autoriteit Financiële Markten (the Netherlands) and the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2021 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act. The statutory accounts for the year ended December 31, 2022 will be delivered to the Registrar of Companies for England and Wales in due course.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions and management’s view on the future development of refining margins represent a significant estimate. Future long-term commodity price assumptions were subject to change in the second quarter 2022. These assumptions continue to apply for impairment testing purposes in the fourth quarter 2022.
The discount rate applied to provisions is reviewed on a regular basis. The discount rate was reviewed and adjusted in the third quarter 2022. See Note 7.
Changes to IFRS not yet adopted
IFRS 17 Insurance contracts was issued in 2017, with amendments published in 2020 and 2021, and is required to be adopted for annual reporting periods beginning on or after January 1, 2023. Shell is in the process of implementing the standard. The standard is not expected to have a significant effect on future financial reporting.
2.    Segment information
As from January 1, 2022, onwards reporting segments are aligned with Shell’s Powering Progress strategy. The Renewables and Energy Solutions business is now reported separately from Integrated Gas. Oil Products and Chemicals were reorganised into two segments – Marketing and Chemicals and Products. The shales assets in Canada are now reported as part of the Integrated Gas segment instead of the Upstream segment. Prior period comparatives have been revised to conform with current year presentation. The reporting segment changes have no impact at a Shell Group level.
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
Shell plc            Unaudited Condensed Financial Report            19

INFORMATION BY SEGMENT

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
			Third-party revenue
13,802	14,471	12,702	Integrated Gas	54,751	29,922
2,945	1,623	2,605	Upstream	8,352	9,182
28,417	31,965	23,964	Marketing	120,639	83,494
33,480	37,649	33,801	Chemicals and Products	144,342	116,448
22,656	10,031	12,200	Renewables and Energy Solutions	53,190	22,416
4	10	7	Corporate	41	43
101,303	95,749	85,280	Total third-party revenue¹	381,314	261,504
			Inter-segment revenue
5,038	5,666	2,874	Integrated Gas	18,412	8,072
13,229	13,164	10,838	Upstream	52,285	35,789
183	169	69	Marketing	606	253
602	696	491	Chemicals and Products	2,684	1,890
2,035	1,992	2,010	Renewables and Energy Solutions	6,791	4,675
—	—	—	Corporate	—	—
			CCS earnings
5,293	5,736	4,771	Integrated Gas	22,212	8,060
1,380	5,357	4,914	Upstream	16,223	9,603
375	757	471	Marketing	2,133	3,536
332	980	(3)	Chemicals and Products	4,515	404
4,673	(4,023)	1,894	Renewables and Energy Solutions	(1,059)	(1,514)
(654)	(543)	(859)	Corporate	(2,461)	(2,606)
11,399	8,264	11,187	Total CCS earnings	41,562	17,482
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Fourth quarter 2022 included income of $10,371 million (Q3 2022: $440 million loss; Q4 2021: $4,287 million income). This amount includes both the reversal of prior losses of $621 million (Q3 2022: $4,233 million losses; Q4 2021: $2,860 million losses) related to sales contracts and prior losses of $1,032 million (Q3 2022: $4,114 million gains; Q4 2021: $2,476 million gains) related to purchase contracts that were previously recognised and where physical settlement took place in the fourth quarter 2022.
Shell plc            Unaudited Condensed Financial Report            20

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
10,409	6,743	11,461	Income/(loss) attributable to Shell plc shareholders	42,309	20,101
59	104	144	Income/(loss) attributable to non-controlling interest	565	529
10,469	6,848	11,604	Income/(loss) for the period	42,873	20,630
			Current cost of supplies adjustment:
1,210	1,800	(481)	Purchases	(1,714)	(3,772)
(301)	(433)	106	Taxation	444	808
22	51	(42)	Share of profit/(loss) of joint ventures and associates	(41)	(184)
930	1,417	(417)	Current cost of supplies adjustment	(1,311)	(3,148)
			of which:
904	1,354	(380)	Attributable to Shell plc shareholders	(1,196)	(3,029)
27	62	(37)	Attributable to non-controlling interest	(116)	(119)
11,399	8,264	11,187	CCS earnings	41,562	17,482
			of which:
11,313	8,098	11,081	CCS earnings attributable to Shell plc shareholders	41,113	17,072
86	167	106	CCS earnings attributable to non-controlling interest	449	410

3.    Earnings per share
EARNINGS PER SHARE

Quarters				Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
10,409	6,743	11,461	Income/(loss) attributable to Shell plc shareholders ($ million)	42,309	20,101

			Weighted average number of shares used as the basis for determining:
7,063.9	7,276.7	7,701.9	Basic earnings per share (million)	7,347.5	7,761.7
7,127.2	7,341.3	7,744.3	Diluted earnings per share (million)	7,410.5	7,806.8
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares			Nominal value ($ million)
	A	B	Ordinary shares	A	B	Ordinary shares	Total
At January 1, 2022	4,101,239,499	3,582,892,954		345	296		641
Repurchases of shares before assimilation	—	(34,106,548)		—	(3)		(3)
Assimilation of ordinary A and B shares into ordinary shares on January 29, 2022	(4,101,239,499)	(3,548,786,406)	7,650,025,905	(345)	(293)	638	—
Repurchases of B shares on January 27 and 28, 2022, cancelled as ordinary shares on February 2 and 3, 2022			(507,742)			—	—
Repurchases of shares after assimilation			(646,014,770)			(54)	(54)
At December 31, 2022			7,003,503,393			584	584
At January 1, 2021	4,101,239,499	3,706,183,836		345	306		651
Repurchases of shares	—	(123,290,882)		—	(10)		(10)
At December 31, 2021	4,101,239,499	3,582,892,954		345	296		641
1. .Share capital at December 31, 2022 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
Shell plc            Unaudited Condensed Financial Report            21

On January 29, 2022, as part of the simplification announced on December 20, 2021, the Company's A shares and B shares assimilated into a single line of ordinary shares. This is reflected in the above table.
At Shell plc’s Annual General Meeting on May 24, 2022, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of €177 million (representing 2,530 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2023, and the end of the Annual General Meeting to be held in 2023, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	2,024	2,024
Transfer from other comprehensive income	—	—	—	—	(34)	(34)
Repurchases of shares	—	—	57	—	—	57
Share-based compensation	—	—	—	176	—	176
At December 31, 2022	37,298	154	197	1,139	(17,655)	21,131
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	6,134	6,134
Transfer from other comprehensive income	—	—	—	—	(45)	(45)
Repurchases of shares	—	—	10	—	—	10
Share-based compensation	—	—	—	58	—	58
At December 31, 2021	37,298	154	139	964	(19,646)	18,909
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2021, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at December 31, 2022, are consistent with those used in the year ended December 31, 2021, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	December 31, 2022	December 31, 2021
Carrying amount	56,153	61,579
Fair value¹	51,959	67,066
1.    Mainly determined from the prices quoted for these securities.
Shell plc            Unaudited Condensed Financial Report            22

7. Other notes to the unaudited Condensed Consolidated Financial Statements
Consolidated Statement of Income
Interest and other income

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
160	498	3,968	Interest and other income/(expenses)	915	7,056
			of which:
445	346	144	Interest income	1,046	511
15	2	48	Dividend income (from investments in equity securities)	216	91
21	93	3,679	Net gains on sales and revaluation of non-current assets and businesses	642	5,995
(510)	(12)	70	Net foreign exchange gains/(losses) on financing activities	(340)	118
189	69	28	Other	(648)	341
For the full year 2022, Other includes the write-down of the loan to Nord Stream 2 amounting to $1,126 million. See Note 8.
Depreciation, depletion and amortisation

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
6,459	6,124	6,445	Depreciation, depletion and amortisation	18,529	26,921
			of which:
5,731	5,665	5,364	Depreciation	22,393	23,070
788	466	1,090	Impairments	2,313	4,065
(60)	(8)	(9)	Impairment reversals	(6,177)	(214)
Impairments in the fourth quarter 2022 mainly relate to Renewables and Energy Solutions, Chemicals and Products and Upstream. Impairments in the full year 2022 mainly related to the withdrawal from Russian oil and gas activities (see Note 8) and Upstream. Gains in 2022 from reversals of impairments mainly related to Integrated Gas and Upstream.

Condensed Consolidated Balance Sheet
Application of IAS 29 Financial Reporting in Hyperinflationary Economies
As from the second quarter 2022, Shell applies IAS 29 Financial Reporting in Hyperinflationary Economies (IAS 29) for its Turkish lira functional currency entities. The application of IAS 29 had no significant impact.
Taxation

$ million
	December 31, 2022	December 31, 2021
Non-current assets
Deferred tax	7,815	12,426
Non-current liabilities
Deferred tax	16,186	12,547
Net deferred liability	(8,371)	(121)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.
Shell's net deferred tax position was a liability of $8,371 million at December 31, 2022 (December 31, 2021: $121 million). The increase in the net liability since December 31, 2021, was mainly driven by a reduction of the deferred tax asset due to the utilisation of tax losses ($4,406 million), impairment reversals ($1,740 million), an increase of deferred tax liabilities on pensions ($1,223 million) and remeasurement of deferred tax liabilities due to a tax rate change ($802 million), partly offset by recognition of deferred tax assets based on future profit forecast ($1,045 million).
Shell plc            Unaudited Condensed Financial Report            23

On July 14, 2022, the Energy (Oil & Gas) Profits Levy Act 2022 (EPL) was enacted in the UK which applies an additional tax of 25% on the profits earned by oil and gas companies from the production of oil and gas on the United Kingdom Continental Shelf. In the fourth quarter 2022, the EPL percentage was increased to 35% and the end date was extended from December 31, 2025 to March 31, 2028. The enactment of the EPL principally led to remeasurement of deferred tax positions resulting in a charge of $441 million in the fourth quarter 2022 (third quarter 2022: $361 million).
On August 16, 2022, the Inflation Reduction Act (IRA) was enacted in the USA. As from 2023, under the IRA a Corporate Minimum Tax on Book Earnings (BMT) applies a 15% tax on adjusted financial statement income. The enactment of the IRA had no impact in 2022.
In the fourth quarter 2022, EU member states transposed the "Council Regulation on an emergency intervention to address high energy prices" (EU solidarity contribution) into national laws. This resulted in a charge of $1,468 million in the fourth quarter recognised in the income statement in Share of profit/(loss) of joint ventures and associates and in the taxation charge.
Assets classified as held for sale

$ million
	December 31, 2022	December 31, 2021
Assets classified as held for sale	2,850	1,960
Liabilities directly associated with assets classified as held for sale	1,395	1,253
Assets classified as held for sale and associated liabilities at December 31, 2022 principally relate to three Upstream projects held for sale. The major classes of assets and liabilities classified as held for sale are Property, plant and equipment ($2,526 million; December 31, 2021: $896 million), Decommissioning and other provisions ($1,105 million; December 31, 2021: $229 million) and Trade and other payables ($278 million; December 31, 2021: $375 million).
Retirement benefits

$ million
	December 31, 2022	December 31, 2021
Non-current assets
Retirement benefits	10,200	8,471
Non-current liabilities
Retirement benefits	7,296	11,325
Surplus/(deficit)	2,904	(2,854)
Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis. The change of the net retirement benefit liability as at December 31, 2021, into the net retirement benefit asset as at December 31, 2022, is mainly driven by an increase of the market yield on high-quality corporate bonds in the USA, the UK and Eurozone, partly offset by an increase in long-term Eurozone inflation rate expectations, experience losses due to high short-term inflation and losses on plan assets.

Decommissioning and other provisions

$ million
Non-current liabilities	December 31, 2022	December 31, 2021
Decommissioning and other provisions	23,845	25,804
The discount rate applied since September 30, 2022 was 3.25% (June 30, 2022: 2.0%, December 31, 2021: 2.0%). Non-current decommissioning and other provisions decreased by $3,383 million at September 30, 2022 as a result of the change in the discount rate.

Non-controlling interest

$ million
	December 31, 2022	December 31, 2021
Non-controlling interest	2,126	3,360
The decrease in the non-controlling interest is mainly attributable to the acquisition of the non-controlling interest in Shell Midstream Partners, L.P. for a cash consideration of $1,974 million in the fourth quarter 2022.
Shell plc            Unaudited Condensed Financial Report            24

Consolidated Statement of Cash Flows

Cash flow from operating activities - Other

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
(1,850)	1,258	(1,236)	Other	2,991	803
Cash flow from operating activities - Other for the fourth quarter 2022 includes $541 million of net outflows (third quarter 2022: $625 million net inflows; fourth quarter 2021: $1,129 million net outflows) due to the timing of payments relating to emissions and biofuel programmes in Europe and North America and $683 million in relation to reversal of currency gains on Cash and cash equivalents (third quarter 2022: $478 million reversal of currency losses; fourth quarter 2021: $66 million reversal of currency losses). In the first quarter 2022, it also included $1,126 million for the write-down of the Nord Stream 2 loan (see Note 8).
8. Withdrawal from Russian oil and gas activities

Following the invasion of Ukraine by Russia, Shell announced in the first quarter 2022 its intent to:
a.withdraw from its ventures in Russia with Gazprom and related entities, and to end its involvement in the Nord Stream 2 pipeline project;
b.withdraw from its service station and lubricants operations in Russia; and
c.withdraw in a phased manner from its involvement in all Russian hydrocarbons, including crude oil, petroleum products, gas and LNG, aligned with new government guidance.

Since these announcements:
•Shell stopped all spot purchases of Russian crude, liquefied natural gas, and of cargoes of refined products directly exported from Russia. Shell has not renewed any long-term contracts for Russian crude, but was still legally obliged to take delivery of crude bought under contracts that were signed before the invasion.
•All of Shell's long-term 3rd party purchases of Russian crude have stopped (when contractually allowed and all by the end of 2022).
•All of Shell's contracts to purchase refined products exported from Russia have also ended.
•Shell's two pipeline gas contracts terminated by the end of 2022.
•Shell still holds two long-term LNG offtake contracts with Russian entities, accounted for as regular sales and purchase contracts. The counterparty in one of these contracts stopped delivering cargoes to Shell in the third quarter 2022.
•Shell sold its service station and lubricants operations in Russia in the second quarter 2022.

These actions led to recognition of net pre-tax charges of $4,235 million (post-tax: $3,894 million) in the first quarter 2022, net pre-tax negative charges of $111 million (post-tax: $136 million) in the second quarter 2022, net pre-tax negative charges of $55 million (post-tax: $55 million) in the third quarter 2022 and net pre-tax charges of $101 million (post-tax: $101 million) in the fourth quarter 2022. These were recognised in:

	Q4 2022		Q3 2022	Full year 2022
Revenue	—		—	(468)
Share of profit of joint ventures and associates	—		—	(1,614)
Interest and other income/(expenses)	—		81	(1,116)
Selling, distribution and administrative expenses	—		—	(104)
Depreciation, depletion and amortisation	—		—	(695)
Other	(101)	[1]	(26)	(173)
Income/(loss) before taxation	(101)		55	(4,170)
Taxation charge/(credit)	—		—	(366)
Income/(loss) for the period	(101)		55	(3,804)
1.Mainly relating to a provision.

In relation to the assets with a potential exposure to Shell's intended withdrawal from all Russian hydrocarbons, including those assets for which the above charges were recognised during the year, there is a $0.1 billion balance sheet carrying amount as at December 31, 2022 (September 30, 2022: $0 billion, June 30, 2022: $0.2 billion; March 31, 2022: $1 billion).

Shell plc            Unaudited Condensed Financial Report            25

Further details are provided below.

Integrated Gas

Sakhalin-2
Shell holds a 27.5% (minus one share) interest in Sakhalin Energy Investment Company Ltd. (SEIC). Other ownership interests were Gazprom 50% (plus one share), Mitsui 12.5% and Mitsubishi 10%. Up to March 31, 2022, this investment was accounted for as an associate applying the equity method. Following the first quarter announcements, the recoverable amount of the investment was estimated as the risk-adjusted dividends declared on Sakhalin's 2021 results, of which the first part was received in April 2022. This resulted in recognition of an impairment charge of $1,614 million in the first quarter 2022. Significant influence over the Sakhalin-2 investment was lost from April 1, 2022, with the resignation of Shell's executive directors and withdrawal of managerial and technical staff, leading to recognition, without financial impact, of the investment as a financial asset accounted for at fair value from that date, with subsequent changes in fair value recognised in other comprehensive income.

On June 30, 2022, a Russian Presidential Decree was passed requiring the transfer of all licences, rights and obligations of SEIC into a newly-created Russian company (LLC) that would assume the rights and obligations of SEIC. The decree stated that the foreign shareholders would be invited to apply for shares in that entity equivalent to their shareholding in SEIC. Following the receipt of dividends in the second quarter 2022 and the Presidential Decree, appropriate fair value adjustments to the investment value have been recognised, against other comprehensive income.

Shell understands that pursuant to the Presidential Decree, all licences, assets, rights and obligations of SEIC were purportedly transferred to the LLC on August 17, 2022. On September 1, 2022, Shell formally advised the Russian Federation (RFG) that it would not apply for shares in the LLC, that it objected to the purported transfers from SEIC to the LLC and that it reserved all rights and remedies. Shell understands the RFG has commenced a process to sell those shares in the LLC which Shell did not apply for. This process was expected to be completed in the first quarter 2023, but the decree was amended in January 2023 to remove the timeline. Pursuant to the Presidential Decree, the RFG is also expected to conduct an audit of 'the activities of foreign shareholders in SEIC and/or individuals', based on which the RFG will determine the 'amount of damage caused' and 'persons liable to indemnify it'. The carrying value of the investment is zero as at December 31, 2022 (September 30, 2022: zero).

Nord Stream 2
Shell is one of five energy companies which each committed to provide financing and guarantees for up to 10% of the total cost of the project, with the final loan instalments having been made in the second quarter 2020. Following the first quarter 2022 announcements, Shell assessed the recoverability of the loan to Nord Stream 2, leading to a full write-down in the first quarter 2022 of the loan amounting to $1,126 million. On September 26, 2022, one of the two Nord Stream 2 pipelines ruptured resulting in a gas leak and significant damage. Investigations are now under way to determine the cause of the rupture. The rupture had no financial impact in the third quarter 2022, following the full write-down of the loan in the first quarter 2022.

Upstream

Salym
Shell has a 50% interest in Salym Petroleum Development N.V. (Salym), a joint operation with GazpromNeft (GPN) that is developing the Salym fields in the Khanty Mansiysk Autonomous District of western Siberia. Shell consolidated its share in the joint operation. Following the first quarter announcements, Shell assessed the recoverability of the Salym carrying amounts, leading to full impairment amounting to $233 million in the first quarter 2022. In July 2022, the Shell directors of Salym resigned. Joint control was lost early in the third quarter 2022 and from that date Salym was accounted for as a financial asset at fair value, with a carrying value of zero. Pursuant to Russian legislative changes and court decisions in the second and third quarter 2022, the Russian branch of Salym has purportedly been transformed into a Russian LLC (Salym Petroleum Development Limited Liability Company). All assets, rights and obligations of the Russian branch of Salym have purportedly been transferred to that entity, of which Shell, purportedly, automatically holds 50%. On December 22, 2022, Shell signed transaction documents with GPN to sell its 50% interest in Salym Petroleum Development Limited Liability Company. Completion is subject to a number of approvals in the Russian Federation.

Gydan
Shell had a 50% interest in LLC Gydan Energy, a joint operation with GazpromNeft to explore and develop blocks in the Gydan peninsula, in north-western Siberia. This project is in the exploration phase, with no production. Following the first quarter announcements, Shell assessed the recoverability of the Gydan carrying amounts, leading to full impairment amounting to $153 million and other charges of $35 million in the first quarter 2022. During the second quarter 2022, all rights and obligations for Shell’s 50% interest were transferred to GazpromNeft with an insignificant impact on the income statement.

Shell plc            Unaudited Condensed Financial Report            26

Marketing
Shell Neft’s retail network consisted of 240 sites owned by Shell Neft and 171 sites owned by dealers and Shell Neft operated a lubricant blending plant. Shell Neft was a 100% Shell-owned subsidiary and was fully consolidated until the date of the disposal. Following the first quarter announcements, Shell assessed the recoverability of Shell Neft carrying amounts, resulting in an impairment of non-current assets of $358 million and other charges of $236 million. In the second quarter 2022, Shell transferred all shares of Shell Neft to Lukoil leading to net charges of $83 million, including the release of currency translation losses ($343 million).

Other

Marked-to-market risk adjustments of $335 million related to long-term offtake natural gas contracts, an impairment of right-of-use assets of $114 million and other charges of $36 million were recognised in the first quarter 2022. In the second quarter 2022, further marked-to-market risk adjustments of $133 million were recognised following changes demanded to the contractual payment mechanism leading to the suspension by Gazprom of gas deliveries under these long-term offtake contracts. Finally, $140 million was recognised in income in the second quarter 2022 from the derecognition of lease liabilities following the termination of lease arrangements for which the right-of-use assets were impaired in the first quarter 2022.
9. Post-balance sheet events
On January 30, 2023, Shell announced to reduce the size of its Executive Committee from nine to seven members. Under the changes, which are expected to take effect on July 1, 2023, Shell’s Integrated Gas and Upstream businesses will be combined to form a new Integrated Gas and Upstream Directorate and the Downstream business will be combined with Renewables and Energy Solutions to form a new Downstream and Renewables Directorate. Separately, the Strategy, Sustainability and Corporate Relations Directorate will be discontinued. The changes announced do not affect Shell’s financial reporting segments, which remain unchanged.
Shell plc            Unaudited Condensed Financial Report            27

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.
Adjusted earnings

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
10,409	6,743	11,461	Income/(loss) attributable to Shell plc shareholders	42,309	20,101
904	1,354	(380)	Add: Current cost of supplies adjustment attributable to Shell plc shareholders (Note 2)	(1,196)	(3,029)
1,498	(1,356)	4,690	Less: Identified items attributable to Shell plc shareholders	1,243	(2,216)
9,814	9,454	6,391	Adjusted Earnings	39,870	19,289
			Of which:
5,968	2,319	4,036	Integrated Gas	16,137	9,048
3,061	5,896	2,838	Upstream	17,319	8,015
446	820	611	Marketing	2,754	3,468
744	772	(130)	Chemicals and Products	4,719	2,115
293	383	43	Renewables and Energy Solutions	1,745	(243)
(626)	(571)	(889)	Corporate	(2,371)	(2,686)
(73)	(165)	(117)	Less: Non-controlling interest	(434)	(429)
Shell plc            Unaudited Condensed Financial Report            28

Adjusted EBITDA

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
9,814	9,454	6,391	Adjusted Earnings	39,870	19,289
73	165	117	Add: Non-controlling interest	434	429
3,991	5,621	3,586	Add: Taxation charge/(credit) excluding tax impact of identified items	18,578	8,482
5,732	5,665	5,364	Add: Depreciation, depletion and amortisation excluding impairments	22,393	23,071
395	218	72	Add: Exploration well write-offs	881	639
1,040	734	963	Add: Interest expense excluding identified items	3,180	3,607
445	346	144	Less: Interest income	1,046	510
20,600	21,512	16,349	Adjusted EBITDA	84,289	55,004
			Of which:
8,332	5,393	6,091	Integrated Gas	26,569	16,754
9,418	12,539	8,446	Upstream	42,100	27,170
1,045	1,505	1,125	Marketing	5,324	6,021
1,574	1,797	741	Chemicals and Products	8,561	5,635
396	530	80	Renewables and Energy Solutions	2,459	(21)
(164)	(251)	(133)	Corporate	(725)	(554)
Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items. Identified items in the table below are presented on a net basis.
Shell plc            Unaudited Condensed Financial Report            29

IDENTIFIED ITEMS

Quarters				$ million	Full year
Q4 2022		Q3 2022	Q4 2021		2022		2021
				Identified items included in Income/(loss) before taxation
21		92	3,661	Divestment gains/(losses)	657		5,996
(778)		(458)	(1,115)	Impairment reversals/(impairments)	2,260		(3,884)
23		(26)	131	Redundancy and restructuring	44		(227)
—		29	(233)	Provisions for onerous contracts	(508)		(340)
5,618		(2,199)	3,845	Fair value accounting of commodity derivatives and certain gas contracts	3,244		(3,249)
(1,087)	[1]	608	(638)	Other	(1,519)	[1]	(621)
3,796		(1,955)	5,653	Total identified items included in Income/(loss) before taxation	4,178		(2,326)
(2,285)	[2]	601	(973)	Total identified items included in Taxation charge/(credit)	(2,919)	[2]	91
				Identified items included in income/(loss) for the period
(46)		99	3,003	Divestment gains/(losses)	418		4,632
(659)		(363)	(838)	Impairments	725		(2,993)
17		(29)	97	Redundancy and restructuring	43		(140)
—		17	(217)	Provisions for onerous contracts	(487)		(299)
4,181		(998)	3,216	Fair value accounting of commodity derivatives and certain gas contracts	3,421		(2,764)
74		(81)	(18)	Impact of exchange rate movements on tax balances	(57)		(128)
(2,056)	[3]	1	(564)	Other	(2,804)	[3]	(543)
1,512		(1,354)	4,679	Impact on CCS earnings	1,259		(2,235)
				Of which:
(675)		3,417	735	Integrated Gas	6,075		(988)
(1,681)		(539)	2,077	Upstream	(1,096)		1,587
(72)		(63)	(140)	Marketing	(622)		68
(412)		208	127	Chemicals and Products	(204)		(1,712)
4,379		(4,406)	1,851	Renewables and Energy Solutions	(2,805)		(1,272)
(28)		28	30	Corporate	(90)		81
13		2	(11)	Impact on CCS earnings attributable to non-controlling interest	15		(19)
1,498		(1,356)	4,690	Impact on CCS earnings attributable to Shell plc shareholders	1,243		(2,216)
1.Includes $(940) million related to the EU solidarity contribution.
2.Includes $(528) million related to the EU solidarity contribution and $(441) million related to the UK Energy Profits Levy. The third quarter 2022 includes $(361) million related to the UK Energy Profits Levy.
3.Includes $(2,270) million related to the EU solidarity contribution and to the UK Energy Profits Levy. The third quarter 2022 includes $(361) million related to the UK Energy Profits Levy.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income / (loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic
Shell plc            Unaudited Condensed Financial Report            30

exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period, including charges relating to the EU solidarity contribution and the deferred tax impact of the UK Energy Profits Levy.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
6,417	5,268	6,236	Capital expenditure	22,600	19,000
860	95	145	Investments in joint ventures and associates	1,973	479
42	63	120	Investments in equity securities	261	218
7,319	5,426	6,500	Cash capital expenditure	24,833	19,698
			Of which:
1,527	956	1,014	Integrated Gas	4,265	3,502
1,845	1,733	1,504	Upstream	8,143	6,168
1,993	746	829	Marketing	4,831	2,273
786	828	1,410	Chemicals and Products	3,838	5,175
1,076	1,086	1,617	Renewables and Energy Solutions	3,469	2,359
91	78	127	Corporate	287	221
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.
ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.
Shell plc            Unaudited Condensed Financial Report            31

$ million	Quarters
	Q4 2022	Q3 2022	Q4 2021
Income - current and previous three quarters	42,873	44,009	20,630
Interest expense after tax - current and previous three quarters	2,290	2,273	2,741
Income before interest expense - current and previous three quarters	45,164	46,282	23,371
Capital employed – opening	264,413	262,074	266,551
Capital employed – closing	276,392	272,227	264,413
Capital employed – average	270,402	267,150	265,482
ROACE on a Net income basis	16.7%	17.3%	8.8%
ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q4 2022	Q3 2022	Q4 2021
Adjusted Earnings - current and previous three quarters (Reference A)	39,870	36,446	19,289
Add: Income/(loss) attributable to NCI - current and previous three quarters	565	649	529
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(116)	(180)	(119)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	15	(9)	(19)
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	40,303	36,924	19,718
Add: Interest expense after tax - current and previous three quarters	2,290	2,273	2,741
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	42,593	39,197	22,459
Capital employed - average	270,402	267,150	265,482
ROACE on an Adjusted Earnings plus NCI basis	15.8%	14.7%	8.5%
E.    Gearing
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Shell plc            Unaudited Condensed Financial Report            32

$ million	Quarters
	December 31, 2022	September 30, 2022	December 31, 2021
Current debt	9,001	8,046	8,218
Non-current debt	74,794	73,944	80,868
Total debt	83,796	81,990	89,086
Of which lease liabilities	27,643	26,560	27,507
Add: Debt-related derivative financial instruments: net liability/(asset)	3,071	4,470	424
Add: Collateral on debt-related derivatives: net liability/(asset)	(1,783)	(2,139)	16
Less: Cash and cash equivalents	(40,246)	(35,978)	(36,970)
Net debt	44,838	48,343	52,556
Add: Total equity	192,597	190,237	175,326
Total capital	237,434	238,581	227,882
Gearing	18.9%	20.3%	23.1%
F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
7,220	5,910	6,530	Production and manufacturing expenses	25,518	23,822
3,491	3,229	2,867	Selling, distribution and administrative expenses	12,883	11,328
403	220	304	Research and development	1,075	815
11,114	9,359	9,701	Operating expenses	39,477	35,964
			Of which identified items:
23	(26)	131	Redundancy and restructuring (charges)/reversal	46	(226)
(100)	561	(238)	(Provisions)/reversal	77	(254)
—	—	(208)	Other	(143)	(175)
(77)	535	(314)		(21)	(655)
11,037	9,893	9,386	Underlying operating expenses	39,456	35,309
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.
Shell plc            Unaudited Condensed Financial Report            33

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
22,404	12,539	8,170	Cash flow from operating activities	68,413	45,104
(6,918)	(5,049)	2,579	Cash flow from investing activities	(22,448)	(4,761)
15,486	7,490	10,749	Free cash flow	45,965	40,343
235	278	9,132	Less: Divestment proceeds (Reference I)	2,059	15,113
17	—	164	Add: Tax paid on divestments (reported under "Other investing cash outflows")	17	188
971	661	1,385	Add: Cash outflows related to inorganic capital expenditure[1]	4,205	1,658
16,238	7,872	3,166	Organic free cash flow[2]	48,128	27,076
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
22,404	12,539	8,170	Cash flow from operating activities	68,413	45,104
2,902	484	(860)	(Increase)/decrease in inventories	(8,360)	(7,319)
5,179	(98)	(6,799)	(Increase)/decrease in current receivables	(8,989)	(20,567)
2,308	(4,544)	4,688	Increase/(decrease) in current payables	11,915	17,519
10,390	(4,157)	(2,971)	(Increase)/decrease in working capital	(5,435)	(10,366)
12,014	16,696	11,140	Cash flow from operating activities excluding working capital movements	73,848	55,471
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Full year
Q4 2022	Q3 2022	Q4 2021		2022	2021
52	39	8,843	Proceeds from sale of property, plant and equipment and businesses	1,431	14,233
119	203	137	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	511	584
65	36	151	Proceeds from sale of equity securities	117	296
235	278	9,132	Divestment proceeds	2,059	15,113
Shell plc            Unaudited Condensed Financial Report            34

CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Financial Report refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Financial Report, February 2, 2023. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Financial Report.
Shell’s net carbon footprint
Also, in this Unaudited Condensed Financial Report we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s Net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years. However, Shell’s operating plans cannot
Shell plc            Unaudited Condensed Financial Report            35

reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking Non-GAAP measures
This Unaudited Condensed Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Financial Report do not form part of this Unaudited Condensed Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
February 2, 2023
The information in this announcement reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Caroline Omloo, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

Shell plc            Unaudited Condensed Financial Report            36

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED DECEMBER 31, 2022
▪Cash and cash equivalents increased to $40.2 billion at December 31, 2022, from $36.0 billion at September 30, 2022.
▪Cash flow from operating activities was an inflow of $22.4 billion for the fourth quarter 2022, which included a positive working capital movement of $10.4 billion.
▪Cash flow from investing activities was an outflow of $6.9 billion for the fourth quarter 2022, mainly driven by capital expenditure of $6.4 billion and investments in joint ventures and associates of $0.9 billion.
▪Cash flow from financing activities was an outflow of $12.1 billion for the fourth quarter 2022, mainly driven by repurchases of shares of $4.5 billion, debt repayments of $2.2 billion, dividend payments to Shell plc shareholders of $1.8 billion and change in non-controlling interest of $2.0 billion.
▪Total current and non-current debt increased to $83.8 billion at December 31, 2022, compared with $82.0 billion at September 30, 2022. Total debt excluding leases increased by $0.7 billion and the carrying amount of leases increased by $1.1 billion. In the fourth quarter 2022, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $1.8 billion in the fourth quarter 2022 compared with $1.8 billion in the fourth quarter 2021.
▪Dividends of $0.29 per share are announced on February 2, 2023, in respect of the fourth quarter 2022. These dividends are payable on March 27, 2023.
LIQUIDITY AND CAPITAL RESOURCES FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022
▪Cash and cash equivalents increased to $40.2 billion at December 31, 2022, from $37.0 billion at December 31, 2021.
▪Cash flow from operating activities was an inflow of $68.4 billion for the twelve months ended December 31,2022, which included a negative working capital movement of $5.4 billion.
▪Cash flow from investing activities was an outflow of $22.4 billion for the twelve months ended December 31,2022, mainly driven by capital expenditure of $22.6 billion and investments in joint ventures and associates of $2.0 billion , partly offset by proceeds from sale of property, plant and equipment and businesses of $1.4 billion.
▪Cash flow from financing activities was an outflow of $42.0 billion for the twelve months ended December 31,2022, mainly driven by repurchases of shares of $18.4 billion, debt repayments of $8.5 billion, and dividend payments to Shell plc shareholders of $7.4 billion.
▪Total current and non-current debt decreased to $83.8 billion at December 31, 2022, compared with $89.1 billion at December 31, 2021. Total debt excluding leases decreased by $5.4 billion and the carrying amount of leases increased by $0.1 billion. In the twelve months ended December 31,2022, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $7.4 billion in the twelve months ended December 31,2022, compared with $6.3 billion in the twelve months ended December 31, 2021.
CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at December 31, 2022. This information is derived from the Unaudited Condensed Consolidated Financial Statements.
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CAPITALISATION AND INDEBTEDNESS	$ million
December 31, 2022
Equity attributable to Shell plc shareholders	190,471

Current debt	9,001
Non-current debt	74,794
Total debt[A]	83,796
Total capitalisation	274,266
[A] Of the total carrying amount of debt at December 31, 2022, $55.2 billion was unsecured, $28.6 billion was secured and $51.0 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2021: $54.7 billion).
Shell plc            Unaudited Condensed Financial Report            38